Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

January 21, 2014

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Corp.
Amendment No. 1 to Form S-1
Filed January 13, 2014
Amendment No. 2 to Form S-1
Filed January 15, 2014
File No. 333-193071

Dear Mr. Kluck:

On behalf of Ladder Capital Corp, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 17, 2014, to Marc Fox, Chief Financial Officer of the Company, with respect to the above-referenced Amendments No. 1 and 2 to Registration Statement on Form S-1 (collectively, the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and clarifies and conforms certain other information.

Beijing      Chicago      Hong Kong      London      Los Angeles      Munich      Palo Alto      San Francisco      Shanghai      Washington, D.C.

January 21, 2014

Critical Accounting Policies, page 120

1.	Staff’s Comment: We note your response to comment 2 of our letter dated December 23, 2013. Consistent with your response, please revise your disclosure to explain your accounting policy for securitizations of mortgage loans that involve both Intercompany Loans and mortgage loans made to third parties as part of an integrated transaction, including the allocation method of proceeds received from these transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 124, F-26 and F-67 of Amendment No. 3 accordingly.

Recent Developments

2.	Staff’s Comment: We note your proposed disclosure relating to recent developments submitted on January 13, 2014. Please tell us how you considered disclosing a more balanced presentation of preliminary results that includes other GAAP financial measures depicted in your financial statements that may highlight any significant trends in your financial condition and results of operations. Also, tell us what consideration you gave to disclosing other cash flow items in addition to ‘Proceeds from sale of loans” and why you believe that disclosing a single cash flow item results in a balanced and meaningful presentation. Also, clarify what is included in the line item ‘Loan originations and purchases’ and clarify if you have presented this data for all of the periods presented in your filing. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the proposed recent developments disclosure accordingly. The Company has added net interest income, income from sale of loans, net and net results from derivative transactions, to our presentation of recent developments to provide a more balanced presentation of preliminary results. The Company has determined that the presentation of those key statistics, including cash flow items such as loan originations and purchases and proceeds from sales of loans, represents significant components of our business activity which are critical to understanding our loan origination and securitization efforts for the three months and the year ended December 31, 2013. The Company confirms that the line item ‘Loan Originations and Purchases’ is presented on a basis consistent with the prior periods presented in Amendment No. 3.

Dilution

3.	Staff’s Comment: We note your proposed disclosure submitted on January 13, 2014. Please revise to separately disclose your calculation of the number of shares used in your calculation of pro forma net tangible book value per share before the effect of the offering, or, to the extent it appears elsewhere in your filing, refer to the disclosure. In this regard, we await the disclosure on page 69 which will include the conversion ratio for each class, the number of LP Units that will be outstanding after the reorganization, and the interests that are vested or unvested along with the impact of the vesting status on the terms of conversion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 of Amendment No. 3 accordingly. The Company calculated the pro forma net tangible book value per share before the effect of the offering by dividing net tangible book value by the estimated number of equivalent shares based upon an exchange rate based upon the midrange of the offering price times the book value at September 30, 2013 divided by the midrange of the offering price. In a subsequent amendment, the Company will provide on page 69 the disclosure requested in the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Information

4.	Staff’s Comment: We note your proposed disclosure of unaudited pro forma consolidated statements submitted on January 13, 2014. Please expand footnote (2) to the pro forma statements of income to provide more details regarding how you calculated your pro forma provision for income taxes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 of Amendment No. 3 accordingly.

January 21, 2014

5.	Staff’s Comment: We note that, in connection with this offering, you intend to grant restricted stock awards to members of management, directors and certain employees with an aggregate grant date fair value of $28 million. Please tell us what consideration you gave to including a pro forma adjustment in your statements of income related to this transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 85 and the footnote disclosure on page 92 of Amendment No. 3 accordingly. However, because the allocation of amounts of the $28.3 million has not yet been definitely determined, the amounts vested during the pro forma period cannot yet be reliably determined due to the differing vesting periods of the grantees. Accordingly, we have continued to reflect the pro forma expense blank and will include it in a subsequent amendment to the registration statement once the allocation amounts have been finalized.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua Korff

Joshua Korff, P.C.

cc:	Mr. Marc Fox